

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2012

Via E-Mail
Mr. Yi Lung Lin
President and Chief Executive Officer
Genufood Energy Enzymes Corp.
Two Allen Center
1200 Smith Street, Suite 1600
Houston, Texas 77002

> **Re:    Genufood Energy Enzymes Corp.**
> **Registration Statement on Form S-1/A**
> **Filed January 13, 2012**
> **File No. 333-171784**

Dear Mr. Lin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 5

1. We note your added disclosure in response to our prior comment 2 and reissue that comment in part. In addition to your statement that you "have recently begun to market and export a limited number of [your] enzyme products," please clarify the specific time period over which your marketing and distribution activities have taken place and the geographic markets to which you have begun marketing and exporting your products. Furthermore, please clarify how you have distributed the products that have resulted in revenue from sales to date. For example, please disclose whether these products were distributed by TCEEC or another distributor.

Risk Factors, page 7

2. Please revise the amount of accumulated development and administrative expenses, so that it agrees to the corresponding amount in your consolidated statement of operations for the period from June 21, 2010 (Inception) through September 30, 2011.

Our sole officer and two directors Messrs. Lin and Hsu have entered into several agreements encompassing the majority of our company's operations with entities controlled by Messrs. Lin and Hsu, page 11

3. We note your revisions to this risk factor in response to our prior comment 7. Please identify by name the entities that Messrs. Lin and Hsu control which entered into the agreements you describe.

4. In addition, please delete the last sentence of this risk factor that begins "No conflicts exist arising from any of the agreements …," as there is an inherent conflict arising as a result of the control Messrs. Lin and Hsu exercise over both the company and the entities with which the company has entered into agreements. Please revise your risk factor further to clarify that the conflicts of interest arising from these agreements existed at the time the agreements were executed.

Plan of Operation, page 42

5. Please explain to us why you recognized no revenue or cost of goods sold in the fourth quarter of fiscal 2011 and the resulting implications for your Plan of Operation and future business prospects, particularly those described on page 25. Revise your disclosure accordingly.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

6. The report of M&K CPAS, PLLC did not include the words "substantial doubt" when referencing a going concern matter. Please have them revise their report to comply with PCAOB standards or tell us why the report meets these standards.

Consolidated Statements of Operations, page F-3

7. Please explain to us why sales commission expenses and compensation to distributors are classified as cost of goods sold instead of an operating expense, such as selling expenses.

Notes to Consolidated Financial Statements
Note 7—Common Stock, page F-10

8.  Please refer to prior comment 11. Please explain to us the factors that you considered in concluding that a 12.3% long term growth rate was an appropriate assumption in valuing the share issuances associated with the Sole Distributorship Agreement.

Note 8—Related Party Transactions, page F-11

9.  Please refer to prior comment 12. Please explain to us where you classified your payment of $100,000 for consulting services during the year ended September 30, 2011. Revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at 202-551-3660 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters.  Please contact Michael Rosenthall at 202-551-3674, Daniel Greenspan, Branch Chief, at 202-551-3623 or me at 202-551-3715 with any other questions.

Sincerely,

/s/ Daniel S. Greenspan

Jeffrey P. Riedler
Assistant Director